Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction where such distribution is prohibited by law.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant underwriters and that will contain detailed information about us.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

VOLUNTARY ANNOUNCEMENT

SOP CLOSING OF THE ACQUISITION OF

DIDI’S SMART AUTO DEVELOPMENT BUSINESS ASSETS

AND THE ISSUE OF SOP CONSIDERATION SHARES

Reference is made to XPeng Inc.’s (the “Company”) announcements dated August 28, 2023 and November 13, 2023, in relation to, among others, the acqusition of Didi Global Inc.’s smart auto development business assets and the Initial Closing. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Company’s announcement dated August 28, 2023.

SOP CLOSING OF THE ACQUISITION

The Board is pleased to announce that on July 30, 2024, the Company launched the mass-production in identical models (start-of-production, SOP) of Mona for sales and delivery to ordinary customers, and hence the SOP Milestone under the Share Purchase Agreement has been achieved. Beginning August 1, 2024, the first batch of display cars for XPENG MONA M03, a smart all-electric hatchback coupe, has arrived at XPENG showrooms nationwide. The SOP Closing accordingly took place on August 13, 2024.

Pursuant to the Share Purchase Agreement, the Company allotted and issued 4,636,447 Class A ordinary shares as the SOP Consideration Shares to DiDi, representing approximately 0.24% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of the SOP Consideration Shares.

EFFECT ON THE SHARE CAPITAL STRUCTURE

Immediately following the SOP Closing, the share capital structure of the Company is set out as follows:

	Immediately prior to the SOP Closing			Immediately following the SOP Closing
	Number of shares		Approximate percentage of number of shares in issue and outstanding	Number of shares		Approximate percentage of number of shares in issue and outstanding
Class A ordinary shares:
DiDi	58,164,217		3.07	62,800,664		3.31
Other Shareholders	1,485,634,228	(Note)	78.50	1,485,634,228	(Note)	78.31

Sub-total	1,543,798,445	(Note)	81.57	1,548,434,892	(Note)	81.62

Class B ordinary shares:	348,708,257		18.43	348,708,257		18.38

Total	1,892,506,702		100.00	1,897,143,149		100.00

Note:

Excluding 5,340 Class A ordinary shares issued to the Company’s depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s 2019 Equity Incentive Plan as of the date of this announcement.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, August 13, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

2